                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO

  Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities
                              Exchange Act of 1934

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                           UNITED PARCEL SERVICE, INC.
                       (Name of Subject Company (issuer))

                           UNITED PARCEL SERVICE, INC.
                        (Name of Filing Person (offeror))

                CLASS A-1 COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
                                    911312304
                      (CUSIP Number of Class of Securities)

                             JOSEPH R. MODEROW, ESQ.
                       SENIOR VICE PRESIDENT AND SECRETARY
                           UNITED PARCEL SERVICE, INC.
                             55 GLENLAKE PARKWAY, NE
                             ATLANTA, GEORGIA 30328
                                 (404) 828-6000
   (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                                   COPIES TO:


            JOHN F. OLSON, ESQ.                   JEFFREY L. SCHULTE                      JEFFREY SMALL, ESQ.
        GIBSON, DUNN & CRUTCHER LLP          MORRIS, MANNING & MARTIN L.L.P.            DAVIS POLK & WARDWELL
        1050 CONNECTICUT AVE., N.W.       3343 PEACHTREE ROAD, N.E., SUITE 1600           450 LEXINGTON AVE.
          WASHINGTON, D.C. 20036                 ATLANTA, GA 30326                     NEW YORK, NEW YORK 10017
              (202) 955-8500                      (404) 233-7000                             (212) 450-4000

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                            CALCULATION OF FILING FEE

===============================================================================
      TRANSACTION VALUATION*                           AMOUNT OF FILING FEE
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        $6,053,596,620.00                                  $1,210,719.32
===============================================================================

* Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934, assuming that 100,893,277 shares of class A-1 common stock are purchased for $60.00 per share.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:      Not applicable.     Filing Party:   Not applicable.
Form or Registration No.:    Not applicable.     Date Filed:     Not applicable.

[ ] Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


    Check the appropriate boxes to designate any transactions to which this statement relates:


    [ ]  third party tender offer                [ ]  going-private transaction
         subject to Rule 14d-1                        subject to Rule 13e-3

    [X]  issuer tender offer                     [ ]  amendment to Schedule 13D
         subject to Rule 13e-4                        under Rule 13d-2

    Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]



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         This issuer tender offer statement on Schedule TO relates to an offer by United Parcel Service, Inc., a Delaware corporation, to purchase, upon the terms and subject to the conditions contained in the offer to purchase, dated February 4, 2000 and the accompanying letters of transmittal (which together constitute the "offer" and are filed as Exhibit (a)(1) to this Schedule TO) up to 100,893,277 shares of United Parcel Service, Inc.'s class A-1 common stock, par value $0.01 per share, at a price of $60.00 per share, net to the seller in cash.

         In response to Items 1, 2, 4(a)(1), 4(b), 6, 7, 8, 9, and 11, reference is made to the information set forth in the offer to purchase, which is hereby incorporated by reference.

ITEM 3.        IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) UPS is the filing person. The following table names each person specified in Instruction C to Schedule TO. Each person's business address is 55 Glenlake Parkway, NE, Atlanta, Georgia 30328, and each filing person's business telephone number is (404) 828-6000.


                  NAME                        POSITION
                  ----                        --------

    John W. Alden                              Vice Chairman and Senior Vice President, Business Development
    John Beystehner                            Senior Vice President, Worldwide Sales
    William H. Brown, III                      Director
    Calvin Darden                              Senior Vice President, U.S. Operations
    John A. Duffy                              Senior Vice President, Corporate Strategy
    Robert J. Clanin                           Director, Senior Vice President, Treasurer and Chief Financial Officer
    Michael L. Eskew                           Director, Executive Vice President and Group Manager for Corporate
                                                   Development, Engineering, Information Systems, Logistics and
                                                   Strategy
    James P. Kelly                             Chairman of the Board and Chief Executive Officer
    Kenneth W. Lacy                            Senior Vice President, Chief Information Officer
    Ann M. Livermore                           Director
    Christopher D. Mahoney                     Senior Vice President, U.S. Operations
    Gary E. MacDougal                          Director
    Joseph R. Moderow                          Director, Senior Vice President, Secretary and
                                                   Legal and Public Affairs Group Manager
    Kent C. Nelson                             Director
    Victor A. Pelson                           Director
    Joseph M. Pyne                             Senior Vice President, Marketing
    John W. Rogers                             Director
    Charles L. Schaffer                        Director, Senior Vice President and Chief Operating Officer
    Lea N. Soupata                             Director, Senior Vice President and Human Resources Group Manager
    Robert M. Teeter                           Director
    Thomas H. Weidemeyer                       Director, Senior Vice President and Transportation Group Manager

ITEM 4.        TERMS OF THE TRANSACTION.

         (a)   (2)Not applicable.
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ITEM 5.        PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e)   None.

ITEM 10.       FINANCIAL STATEMENTS.

         Not applicable.

ITEM 12.       EXHIBITS.

        (a)(1)     --   Offer to Purchase, dated February 4, 2000, and Forms of
                        Letters of Transmittal and instructions.
        (a)(2)     --   Letter to Shareowners from James P. Kelly, Chairman of
                        the Board and Chief Executive Officer of UPS, dated
                        February 4, 2000.
        (a)(5)(i)  --   Press release issued by UPS on February 4, 2000.
        (a)(5)(ii) --   Summary Advertisement published in the
                        Wall Street Journal on February 4, 2000.
        (b)        --   None.
        (d)        --   None.
        (g)(i)     --   UPS Internal Communication Materials.
        (g)(ii)    --   Presentation Materials.
        (h)        --   None.

ITEM 13.       INFORMATION REQUIRED BY SCHEDULE 13E-3.

         Not applicable.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                             UNITED PARCEL SERVICE, INC.




                                             By: /s/ Joseph R. Moderow
                                                -------------------------------
                                                       Joseph R. Moderow
                                                   Senior Vice President and
                                                           Secretary


Dated: February 4, 2000